UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY 2009.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: May 7, 2009                          /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com
          TSX Venture Symbol: TM; Frankfurt Exchange: TUY; OTCBB: TUMIF

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NEWS RELEASE                                                         MAY 7, 2009

       TUMI RESOURCES LIMITED ANNOUNCES INTENTION TO TERMINATE SECURITIES AND EXCHANGE COMMISSION REPORTING OBLIGATIONS IN THE UNITED STATES

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV - TM; OTCBB - TUMIF; FRANKFURT - TUY) announces that it has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company expects that its termination of registration will be accepted by the SEC on or before 90 days after the date hereof. As a result of this filing, Tumi's reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F, and reports on Form 6-K, will immediately be suspended, and the Company's shares will no longer be quoted on the Over-the-Counter Bulletin Board, however, the Company will continue to be quoted on the Pink Sheets under the symbol "TUMIF".

Tumi will continue to comply with its Canadian continuous disclosure obligations by making filings with applicable Canadian securities regulators via the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. These continuous disclosure filings will include the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles and other financial related information. This information will also be made available on Tumi's website www.tumiresources.com. Tumi's common shares will continue to trade in Canada on the TSX Venture Exchange (the "TSX-V") under the symbol "TM" and on the Frankfurt Stock Exchange under the symbol "TUY".

Tumi is current with all of its reporting requirements under the Exchange Act and is not listed on any U.S. major exchange. In deciding to terminate the registration of its common shares under the Exchange Act, Tumi found that the preparation time and costs associated with preparing U.S. filings and meeting SEC regulatory requirements was substantial and the Company's management believed that these administrative burdens and their associated costs outweighed the benefits derived from the Company's registration with the SEC.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Neither TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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